SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of July 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.   Press Release dated July 10, 2006
2.   Press Release dated July 18, 2006
3.   Press Release dated July 19, 2006
4.   Press Release dated July 24, 2006
5.   Press Release dated July 28, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 28, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Lockheed Martin Selects Spectrum’s SDR-3000 for Software
Communications Architecture Enabled Waveform Development
Burnaby, B.C., Canada — July 10, 2006 — Spectrum Signal Processing Inc. today announced an agreement with Lockheed Martin Corporation (NYSE: LMT) for its flexComm™ SDR-3000 software defined radio platform. Lockheed Martin will use the SDR-3000 for waveform development in a Software Communications Architecture (SCA) environment.
“Lockheed chose Spectrum for its leadership position in commercial-off-the-shelf SCA-enabled reconfigurable processing solutions,” said Russ Johnson, Principle Research Scientist at Lockheed Martin Integrated Systems and Solutions. “By selecting a Spectrum solution, I expect to advance my team’s knowledge of the SCA and SCA-enabled waveform development and accelerate Lockheed’s efforts under its next generation communications programs.”
“The SDR-3000 is an integrated subsystem that incorporates a range of software components from a number of leading vendors in the software defined radio marketplace,” said Pascal Spothelfer, Spectrum’s President and CEO. “This allows the SDR-3000 to provide all the hardware, software and design tools necessary for waveform development in an SCA environment to allow customers such as Lockheed to begin development work immediately thereby reducing their development time and risk.”
The SDR-3000 is a heterogeneous processing platform incorporating Xilinx® field programmable gate arrays, IBM and Freescale™ PowerPC® processors and Texas Instruments’ digital signal processors. It also includes Harris Corporation’s SCA Core Framework, VxWorks® real-time operating system by Wind River® and Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming with a real-time operating system. The SCA is an open architecture developed by the U.S. Department of Defense for its Joint Tactical Radio System program.
For more information on the SDR-3000, please visit www.spectrumsignal.com/products.
ABOUT LOCKHEED MARTIN CORPORATION
Headquartered in Bethesda, MD, Lockheed Martin employs about 135,000 people worldwide and is principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The corporation reported 2005 sales of $37.2 billion.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark of Xilinx Inc. Freescale is a trademark of Freescale Semiconductor, Inc. PowerPC is a registered trademark of International Business Machines Corporation. Wind River and VxWorks are registered trademarks of Wind River Systems, Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

MEDIA ADVISORY
Spectrum Signal Processing to Host 2006 Second Quarter Results Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — July 18, 2006 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its 2006 second quarter results after market close on Thursday, August 3, 2006. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the second quarter 2006.
To access the Spectrum Conference Call:
Date: Thursday, August 3, 2006
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from August 3, 2006 to August 10, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21196996#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until August 10, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

F O R   .   I M M E D I A T E   .   R E L E A S E
Aselsan Selects Spectrum’s Platform for Software Communication
Architecture Development
Burnaby, B.C., Canada — July 19, 2006 — Spectrum Signal Processing Inc. today announced that Aselsan will use Spectrum’s flexComm™ SDR-3002 IMRDP platform for research and development of software defined radio (SDR) and Software Communications Architecture (SCA) technologies. Aselsan is the leading Turkish electronics company that designs, develops and manufactures modern electronic systems for the military and aerospace market.
“This contract establishes our presence in Turkey, a country that supports the second largest defence force in NATO after the United States,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited. “We will continue to pursue other opportunities in Turkey with both our non-rugged and rugged product families.”
The SCA is an open architecture framework that tells designers how elements of hardware and software are to operate in harmony. Originally developed for the US Department of Defense Joint Tactical Radio System program, the SCA is being adopted worldwide as a standard technology for software defined radios.
The SDR-3002 IMRDP is a commercial-off-the-shelf (COTS) solution specifically targeted at international military communications programs. The platform provides a turnkey black-side “RF to Ethernet” processing system and includes sample application software supporting frequency agile operation, making the SDR-3002 IMRDP ideal for rapid-prototyping, development and deployment of both wide and narrowband waveforms. Also included are an SCA Core Framework, a real-time operating system and Spectrum’s quicComm™ hardware abstraction layer, to facilitate algorithm partitioning and programming. These components are integrated with Digital Receiver Technology, Inc.’s DRT4001 SDR RF front-end subsystem, which includes a wideband tuner, exciter, reference module and controller, in a 20-slot 3U CompactPCI® chassis. The system is flexible, scalable and can be customized as required within Spectrum’s modified COTS program.
For more information on the SDR-3002 IMRDP, please visit www.spectrumsignal.com/products.
ABOUT ASELSAN
Aselsan is the leading multi-product electronics company in Turkey that designs, develops and manufactures modern electronic systems for military and professional customers. The company headquarters is situated at Macunköy facilities in Ankara, Turkey. According to the field of activities Aselsan has been organized in three main divisions: Communications (HC) Division and Microwave and System Technologies (MST) Division are located at Macunköy-Ankara. Microelectronics, Guidance and Electro-Optics (MGEO) Division is located at Akyurt-Ankara. For more information on Aselsan, please visit www.aselsan.com.tr.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Signs Agreement For Cognitive Radio
Research and Development
Burnaby, BC — July 24, 2006 — Spectrum Signal Processing Inc. today announced a $500,000 agreement with Motorola, Inc. for the supply of its flexComm™ SDR-3000 SMRDP.
“This agreement is significant because it provides Spectrum with valuable insight into how the public safety and homeland security markets are adopting software defined radio and cognitive radio technologies,” stated Pascal Spothelfer, Spectrum’s Chief Executive Officer.
A cognitive radio is a type of software defined radio that is able to reconfigure its analog radio frequency (RF) output and incorporate “self-awareness” and knowledge of transmission protocols, etiquette and procedures. By sensing its RF environment and location, a cognitive radio is able to alter its power, frequency, modulation and other operating parameters so as to dynamically reuse whatever radio spectrum is available.
Spectrum’s SDR-3000 SMRDP is based upon its SDR-3000 software defined radio processing and analog-to-digital/digital-to-analog converter boards in a four slot 2U CompactPCI® chassis. These components are integrated with two RF transceiver subsystems in a 20-slot 3U CompactPCI chassis. The system includes all software application libraries, including digital down-conversion and digital up-conversion field programmable gate array cores, operating systems and a Software Communications Architecture Core Framework. The system is flexible, scalable and can be customized as required. For more information on the SDR-3000 SMRDP, please visit www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark of Xilinx, Inc. PowerPC is a registered trademark of International Business Machines Corporation. Freescale is a trademark of the Freescale Semiconductor, Inc. RapidIO is a trademark of the RapidIO Trade Association. All other trademarks are the property of their respective owners.
SPECTRUM CONTACT

Brent Flichel	Mark Briggs
Business Media and Investor Relations	Technical and Trade Media
Tel: 604.676.6733	Tel: 604.676.6743
Email: brent_flichel@spectrumsignal.com	Email: mark_briggs@spectrumsignal.com

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Receives Notice of Nasdaq
Capital Market Non-Compliance
Burnaby, B.C., Canada — July 28, 2006 — Spectrum Signal Processing Inc. today announced that on July 26, 2006 it received notice from the Nasdaq stock market that it is currently not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
In accordance with Marketplace Rule 4310(c)(8)(D), Nasdaq has provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance. If at anytime before January 22, 2007, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company will regain Capital Market compliance.
If compliance under Marketplace Rule 4310(c)(4) cannot be demonstrated by January 22, 2007, Nasdaq staff will determine whether the Company meets the Nasdaq Capital Market initial listing criteria as set forth in Marketplace rule 4310(c), except for the bid price requirement. If the Company meets these requirements, it will be granted an additional 180 calendar day compliance period. If the Company is not eligible for an additional compliance period, staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal any determination to delist its securities to a Nasdaq Listing Qualifications Panel.
ABOUT SPECTRUM SIGNAL PROCESSING, INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
TM flexComm is a trademark of Spectrum Signal Processing, Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com